FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 14, 2005

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT ANNOUNCES 2004 FULL YEAR RESULTS IN LINE WITH GUIDANCE AND ALSO ANNOUNCES ITS 2005 INITIATIVES

  Full Year revenues of $2,914 million, a decline of (1.2) per cent on a reported basis and (3.8) per cent on a constant currency basis.

  Operating income before depreciation and amortization (2) of $132 million, a decrease of $160 million compared with 2003.
  At December 31, 2004, cash and cash equivalents(3) totaled $404 million, an increase of $205 million since June 30, 2004 but a decrease of $75 million compared with December 31, 2003. At December 31, 2004 cash and cash equivalents(3) included $110 million from the sale of the Company's shareholding in Radianz.
  On February 9, 2005, France Telecom provided to the Company an additional credit line of $250 million, making a total credit line of $300 million.
  In light of a forecasted difficult 2005 year, the Company has reinforced its management team, implemented a new organization and defined immediate priorities aiming to achieve a turnaround and ensure its future success.

AMSTERDAM, The Netherlands February 10, 2005 Equant (Euronext Paris: EQU) (NYSE: ENT) today announced its results for the financial year ended December 31, 2004.

Financial Highlights
(French GAAP; U.S. dollars in millions)	2004 Actual Audited	2003 Actual Audited	%Better/ (Worse)	% Better/(Worse) on a constant currency basis (1)
Total revenues	2,914	2,949	(1.2)	(3.8)
Gross profit	681	917	(25.7)	(22.2)

Selling, general and administrative expenses	549	625	12.2	17.6
Operating result before depreciation and amortization, share plans, restructuring and integration (2)	132	292	(54.8)	(36.9)
Depreciation and amortization	472	483	2.1	8.1
Restructuring and integration	35	85	58.8	61.9
Operating loss	375	276	(35.9)	(5.6)
Net loss	274	356	23.0	42.6

(1) On a constant currency basis: to provide a basis for comparison, the Company has adjusted the results for 2003 to reflect the exchange rates applicable to 2004. Constant currency figures are unaudited.

(2) Operating result before depreciation and amortization is operating result before depreciation, amortization, share plans and restructuring and integration.

(3) At December 31, 2003 and June 30, 2004 cash and cash equivalents includes a short-term loan of $150 million to France Telecom. This loan was repaid in July 2004. At December 31,2004, cash and cash equivalents included $289 million on deposit with France Telecom.

Revenue Details:

(French GAAP; U.S. dollars in millions)	2004 Actual	2003 Actual	% Better/ (Worse)	% Better/(Worse) on a constant currency basis(1)
Network Services:- Direct	1,287	1,348	(4.5)	(7.4)
Network Services:- Indirect (4)	215	259	(17.0)	(19.2)
Total Network Services	1,502	1,607	(6.5)	(9.3)
Fulfillment	232	167	38.8	36.2

Messaging, Hosting and Security	150	133	12.9	5.7
Other Integration Services	212	177	19.9	16.4
Total Integration Services	594	477	24.6	20.1
Convergence and Affiliation Fees	268	224	19.4	12.1
Total Revenues excluding SITA	2,364	2,308	2.4	(1.1)
SITA	550	641	(14.2)	(14.2)
Total Revenues	2,914	2,949	(1.2)	(3.8)

(4) Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint and other wholesale channels.

The Company's revenues for 2004 were $2,914 million. Compared with 2003, foreign exchange movements had a positive effect of $82 million on the Company's revenues, driven in particular by the appreciation of the Euro against the U.S. dollar.

Compared with 2003, revenues for 2004 grew by 2.4 per cent excluding SITA but fell by 1.2 per cent after the inclusion of SITA revenues. Increases in revenues from Total Integration Services, Convergence and Affiliation fees more than offset the weakness in Network Services revenues.

The growth in Fulfillment, Messaging, Hosting and Security and Other Integration Services reflects the Company's concentration on its services strategy, the success of its outsourcing activities and positive currency effects of $17 million.

Network Services

For 2004 revenues for Network Services decreased 6.5 per cent to $1,502 million but by 9.3 per cent on a constant currency basis. Included within Network Services are revenues from older technologies such as X.25, X.28, Frame Relay and ATM as well as those from IP-based services including VoIP.

The Company's Network Services direct revenues decreased by $61 million in 2004 compared with 2003 and by $102 million on a constant currency basis. This decrease reflects continuing strong pricing pressure and a higher level of disconnections, particularly in North America, as customers moved to lower cost IP solutions. These trends have especially affected the revenues from legacy data products whereas revenues from IP-based products continued to grow.

Network Services indirect channel revenues fell by 17 per cent to $215 million in 2004 compared with 2003. On an actual basis, revenues from Sprint, Deutsche Telekom and Radianz totaled $114 million in 2004 compared with $177 million in 2003.

At December 31, 2004, the Company continued to maintain its leadership with a DSL presence in 55 countries. Customers using the Company's VoIP service totaled 135 compared with 80 at December 31, 2003. The Company's VoIP service is now offered in 94 countries.

Integration Services

Revenues from Integration Services increased 24.6 per cent to $594 million in 2004. This increase would have been 20.1 per cent on a constant currency basis. Compared with 2003, fulfillment revenues increased by 38.8 per cent with strong growth in the European, Middle East and Africa region. Messaging, Hosting and Security revenues grew by 12.9 per cent in 2004 compared with 2003 benefiting from increased activity outside France and the positive effects of currency movements of $9 million.

Other Integration Services revenues include those from maintenance field services, project management and certain consultancy services. In 2004, Other Integration Services revenues showed an increase of 19.9 per cent compared with 2003 mainly as a result of higher activity in skills-based services and despite a decrease in revenues from desk-top maintenance services in the US.

Convergence and Affiliation fees

Revenues from convergence solutions and affiliation fees increased by 19.4 per cent to $268 million in 2004, compared with $224 million in 2003. On a constant currency basis the increase was 12.1 per cent. The increase in convergence revenues reflects the additional voice revenues from new outsourcing contracts. The increase in affiliation fees reflects increased product management fees from France Telecom Transpac, as a result of a change in the pricing structure of the Transpac contract.

SITA

Revenues from SITA were $550 million in 2004 declining from $641 million in 2003, reflecting the expiry on June 30, 2003, of the minimum revenue commitment (MRC) of $47 million, as well as the ongoing move from older technologies to unmanaged internet-based solutions and lower activity.

Gross Profit and Gross Margin

The Company's gross profit was $681 million in 2004, a decrease of $236 million, or 25.7 per cent, from $917 million in 2003.

The gross profit reduction reflects a significant decrease in Network Services' and SITA revenues, which have not been offset by a decrease in network costs. This revenue decrease, mainly driven by price erosion and by the expiry of the SITA MRC, amounts to $196 million on a reported basis and $245 million on a constant currency basis.

The gross profit erosion has been partially offset by Services revenue growth and savings in labor and external support costs totaling $21 million on a reported basis and $46 million on a constant currency basis.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses of $549 million for 2004 were down $76 million or 12.2 per cent from 2003 levels. SG&A expenses as a percentage of revenue declined to 18.8 per cent compared with 21.2 per cent in 2003.

The majority of the reduction in SG&A was attributable to a fall of $33 million in personnel costs and a reduction in support costs (property, computers, supplies, telecoms) of $26 million.

Operating result before depreciation and amortization(2)

Operating result before depreciation and amortization(2) was $132 million in 2004 compared with $292 million in 2003, reflecting reduced revenues, the change in revenue mix, the expiry of the SITA MRC of $47 million, and the net negative impact of currency movements of $83 million, which were partially offset by the reduction in SG&A expenses. The margin of operating income before depreciation and amortization (2) for the 2004 was 4.5 per cent compared with 9.9 per cent in 2003.

Depreciation and Amortization

The depreciation and amortization charge was $472 million compared with $483 million in 2003. The current level of depreciation reflects higher levels of capital expenditure incurred in previous years, particularly 2001.

Restructuring and Integration

The Company incurred $35 million of restructuring and integration costs in 2004. The charge of $85 million for restructuring and integration in 2003 was reduced by recoveries from France Telecom. There were no recoveries from France Telecom in 2004 because the Company's right to claim reimbursement from France Telecom for certain restructuring and integration costs ceased on June 29, 2003.

The major components of the 2004 charge were $18 million of personnel-related costs, and property rationalization costs of $12 million.

Operating Loss

The operating loss of $375 million reflects the lower operating income before depreciation and amortization(2) partially offset by a much-reduced charge for restructuring and integration.

Non-Operating Expenses

Financial Expense and Income

The Company recognized a foreign exchange gain of $11 million in 2004 compared with a loss of $22 million in 2003. Net interest expense totaled $1 million.

Income Taxes

The Company both receives revenues and incurs costs in numerous countries and even if an overall loss is incurred, typically, a taxable profit is made in certain entities. The tax charge is subject to the mix of taxable profits and losses in these countries.

Profit on disposal of affiliate

On November 16, 2004 the Company disposed of its equity interest in Radianz recognizing a profit of $90 million.

Other Non-Operating Costs

Non-operating costs includes a charge of $4 million as a result of a change in pension accounting.

Net Loss per Share

The net loss of $274 million for 2004, or $0.94 per share compares with the net loss of $356 million, or $1.22 per share, in 2003.

Additional Information

A write down of the assets of the Company is no longer required as the assets will be purchased by France Telecom at a price which is higher than the book value.

On February 9, 2005 France Telecom provided an additional credit line of $250 million to ensure the Company's financial stability. This credit line is in addition to the $50 million treasury management agreement that has been in place since May 2002.

Total capital expenditures for 2004 were $235 million compared with $280 million in 2003.

There was a net increase in operating assets and liabilities of $84 million during the year mainly resulting from reduced periods of credit from suppliers.

At December 31, 2004, cash and cash equivalents(3) totaled $404 million, an increase of $205 million since June 30, 2004 but a decrease of $75 million from December 31, 2003. Cash and cash equivalents(3) included $110 million from the sale of the Company's shareholding in Radianz.

The reduced cash and cash equivalents(3) at December 31, 2004 reflects the Company's reduced operating result before depreciation and amortization (2) together with an increase in operating assets and liabilities.

The Company's headcount at December 31, 2004 was 9,313 compared with 9,547 at December 31, 2003.

2005 initiatives and priorities

As stated on January 24, 2005 the Company expects to face a very difficult year in 2005.

To achieve a turnaround and ensure its future success, the Company has defined its immediate priorities, reinforced the management team, implemented a new organization and fostered the employees' dedication and ambitions through stronger corporate values.

Three priorities have been defined: stop the cash drain, grow profitable sales, and develop partnerships. They are supported by a strengthened management team, with a new Chief Executive Officer and Chief Financial Officer, and a Chief Operating Officer who will be focused on the Company's efficiency. New functions have been created: Global Sourcing, Cash Generation and Sales Efficiency.

The Company is implementing a dual organization comprising two business divisions (Equant Network Services and Equant Solutions & Services) and four sales channels (Americas, Europe, Middle East and Africa, Asia Pacific and Indirect Channels) reporting directly to the Chief Executive Officer.

Stronger corporate values have also been established to foster employees' dedication, teamwork and solidarity, transparency, speed, commitment to results and ambition.

Those initiatives aim to bring concrete benefits to the Company's customers: a financially stable company, stronger customer support, and innovative solutions.

The Company will host a conference call for investors on February 10, 2005 at 11.00 am. (EDT) and 4.00 pm London time and 5.00 p.m. (CET). The call can be accessed via the Equant Web site at www.equant.com or by dialing +1-718-354-1172 in North America or +44-20-7365-1849 in Europe and in France +33-1-71-23-04-18. A replay will be available through midnight EDT, Monday February 14, 2005 and can be accessed by dialing +1-718-354-1112 in North America; +44 20-7984-7578 in Europe and in France +33-1-70-70-82-10. The passcode is 1209425.

Accompanying slides will be available on the Equant web site before 12 pm (CET) on February 10, 2005.

About Equant

Equant (Euronext Paris: EQU) (NYSE: ENT) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers' key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition in our industry and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations	Equant Investor Relations
Global and Europe Frédéric Gielec +33 1 46 46 21 89 frederic.gielec@equant.com	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com

North and Latin America Elizabeth Mayeri +1 212 251 2086 elizabeth.mayeri@equant.com	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com

France Telecom
Nilou du Castel Responsible Presse Groupe France Telecom +33 1 44 44 93 93 nilou.ducastel.@francetelecom.com

Caroline Chaize Service de Presse Groupe France Telecom + 33 1 44 44 93 93 caroline.chaize@francetelecom.com

Consolidated Statements of Operations - Audited
(French GAAP: U.S. dollars millions, except per share data)
		Years ended December 31, __________________________
		2002 _______		2003 ______		2004 _____
Sales of services and products		$2,973.1		$2,948.9		$2,913.9

Cost of services and products sold		(2,269.9)		(2,174.4)		(2,365.9)
Other operating income		196.1 _______		142.4 _______		132.8 ______
Gross profit		899.3		916.9		680.8

Selling, general and administrative expenses		(707.3) _______		(625.3) ______		(548.5) _____
Operating result before depreciation, amortization, share plans and restructuring and integration		192.0		291.6		132.3

Depreciation and amortization, excluding goodwill		(487.7)		(482.4)		(472.5)
Share plans		9.9		-		-
Restructuring and integration		(98.1) ______		(85.1) ______		(34.8) _____
Operating loss		(383.9)		(275.9)		(375.0)

Financial income/(charges)		13.3		(21.7)		9.5
Income taxes		(11.9)		(17.0)		0.1
Equity share in (loss)/gain of affiliate		(27.3)		(40.6)		5.8
Profit on disposal of affiliate		-		-		90.1
Other non-operating charges, net		(0.3) ______		(0.9) _____		(4.8) ____
Net loss before minority interests and goodwill amortization		(410.1)		(356.1)		(274.3)

Goodwill amortization		(24.1)		-		-
Exceptional amortization of goodwill		(154.8)		-		-
Minority interests		(0.7)		(0.1)		0.1
		______		______		______
Net loss		$(589.7) ______		$(356.2) ______		$(274.2) _____

Per share data - basic and diluted		_____		______		_____
Net loss per share	U.S.$	(2.01) _____	U.S.$	(1.22) ______	U.S.$	(0.94) _____

Basic weighted average number of shares (thousands)		292,706.0		292,728.6		292,903.7

Consolidated Balance Sheet - Audited
(French GAAP: U.S. dollars in millions)
	At December 31, __________________
	2002 ____	2003 ____	2004 _____
ASSETS
Long-lived assets, plant property and equipment, net	$1,154.4	1,030.8	$842.3
Long-lived assets, indefeasible rights of use, net	151.9	139.2	128.8
Investments accounted for under the equity method	101.4	59.1	-
Investments at cost	5.1	5.1	5.1
Long-term lease receivables	4.6	4.9	5.0
Other non-current assets	47.1 ____	56.8 ____	40.1 ______
Total non-current assets	1,464.5	1,295.9	1,021.3

Inventories	17.1	14.5	13.4
Trade accounts receivable from related parties	581.5	448.3	345.4
Trade accounts receivable, other	422.9	354.6	313.4
Short-term lease receivables	13.7	3.6	2.2
Deferred income taxes	-	8.0	-
Sales and other taxes recoverable	115.0	148.2	171.2
Other current assets and prepaid costs	127.3	106.8	132.2
Short-term loan to France Telecom	-	150.0	-
Cash and cash equivalents	452.2 ____	330.1 ____	404.4 _____
Total current assets	1,729.7 ______	1,564.1 _____	1,382.2 ______
Total assets	$3,194.2 ______	$2,860.0 _____	$2,403.5 ______

LIABILITIES AND SHAREHOLDERS' EQUITY
Ordinary shares	$3.2	$3.2	$3.2
Convertible preference shares	0.1	0.1	0.1
Additional paid-in capital	2,912.4	2,912.5	2,915.3
Accumulated deficit	(524.6)	(1,114.3)	(1,508.5)
Net loss for the year	(589.7)	(356.2)	(274.2)
Statutory reserves	0.8	0.8	0.8
Cumulative foreign currency translation adjustment	(24.9) ______	82.5 _____	102.8 ______
Total shareholders' equity	1,777.3	1,528.6	1,239.5

Minority interests	0.7	0.5	0.3

Provisions for liabilities and charges	39.8	70.9	107.9
Long-term capital leases, less current portion	0.7	0.2	-
Other non-current liabilities	83.9 _____	70.1 ____	18.6 _____
Total non-current liabilities	124.4	141.2	126.5

Bank loans and overdrafts	7.0	1.0	0.2
Current portion of capital leases	0.5	0.3	0.2
Trade accounts payable to related parties	344.6	280.6	138.3
Trade accounts payable, other	303.0	272.0	212.7
Accrued liabilities	220.8	176.8	217.2
Deferred income	78.3	79.4	131.0
Employee liabilities	84.0	150.1	130.5
Taxation liabilities	134.8	162.3	152.9
Other current liabilities	89.9	43.9	17.5
Short-term provisions	28.9 ______	23.3 _____	36.7 ______
Total current liabilities	1,291.8 ______	1,189.7 _____	1,037.2 ______
Total liabilities and Shareholders' equity	$3,194.2 ______	$2,860.0 _____	$2,403.5 ______

Consolidated Statements of Cash Flows - Audited
(French GAAP: U.S. dollars in millions)
	Years ended December 31, _______________________
OPERATING ACTIVITIES	2002 ____	2003 ____	2004 _____

Net loss	$(589.7)	$(356.2)	$(274.2)
Adjustments to reconcile net loss to net cash provided by operating activities
Minority interests	0.7	0.1	(0.1)
Loss on sale and impairment of long-lived assets	-	3.9	5.5
Depreciation and amortization	666.6	482.4	472.5
Share plans	(0.1)	-	-
Restructuring asset write off	74.2	40.7	-
Movement on provisions	-	25.5	46.4
Changes in allowances for doubtful debts	-	(21.6)	(25.1)
Profit on disposal of affiliate	-	-	(90.1)
Write back of investments carried at cost	(0.3)	-	-
Equity in loss/ (gain) of affiliate	27.3	40.6	(5.8)
Deferred income taxes	- ____	(8.0) _____	8.0 ___
Net cash provided by operating activities before changes in operating assets and liabilities	178.7	207.4	137.1

Change in trading balances with SITA, Radianz and France Telecom	(68.2)	(16.3)
Changes in operating assets and liabilities	204.4	105.0	(83.5)
	_____	_____	_____
Net cash flows provided by operating activities	383.1	312.4	53.6

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(332.3)	(234.0)	(227.6)
Purchase of IRUs	(36.9)	(46.1)	(7.6)
Proceeds from sale of equity investment	-	-	110.0
Net cash effect of acquisitions	-	(2.3)	-
Proceeds from disposal of investments accounted at cost	1.4 ______	- ______	- ______
Net cash ( used in) investing activities	(367.8)	(282.4)	(125.2)

FINANCING ACTIVITIES
Proceeds from issuance of shares	-	-	2.9
Short-term loan to France Telecom	-	(150.0)	150.0
Decrease in bank loans and overdrafts	(2.2)	(6.0)	(0.8)
Decrease in capital leases	(2.4)	(0.7)	(0.3)
France Telecom reimbursement under Contribution Agreement	18.0	-	-
Proceeds from the settlement of foreign exchange contracts	37.0	-	-
Dividends paid by subsidiaries to minority shareholders	- ____	- ______	_____
Net cash provided by / (used in) financing activities	50.4	(156.7)	151.8

Effect of changes in exchange rates on cash and cash equivalents	0.7 ____	4.6 ______	(5.9) _____
Increase / (decrease) in cash and cash equivalents	66.4	(122.1)	74.3
Cash and cash equivalents at beginning of the year	385.8 _____	452.2 _____	330.1 _____
Cash and cash equivalents at end of the year	$452.2 _____	$330.1 _____	$404.4 _____